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                               January 27, 2021

       Robert Ang, M.B.B.S.
       President and Chief Executive Officer
       Vor Biopharma Inc.
       100 Cambridgepark Drive
       Suite 400
       Cambridge, MA 02140

                                                        Re: Vor Biopharma Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed January 15,
2021
                                                            File No. 333-252175

       Dear Dr. Ang:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1, Filed January 15, 2021

       Summary, page 1

   1. The revised disclosure on page 2 and elsewhere concerning your VCAR33 program indicates that VCAR33
is not the subject of an on-going clinical trial but rather that a third-party is
conducting a Phase 1/2 trial of a T cell therapy that uses    the same CAR
                                                        construct as VCAR33.
In light of this revision, it is inappropriate to: (i) identify yourself
                                                        as a    clinical-stage
company   , (ii) to highlight this third-party study in your pipeline table and (iii) to refer to
the third-party trial/program throughout the prospectus as    VCAR33   .
                                                        With reference to your
risk factor disclosure on page 27, also revise page 2 to explain that
                                                        FDA may disagree with
the sufficiency of your right of reference to the preclinical, manufacturing or
clinical data generated by the third-party trial.
 Robert Ang, M.B.B.S.
Vor Biopharma Inc.
January 27, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Eric Atallah at 202-551-3663 or Kevin Kuhar at 202-551-3662 if you
have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Joe McCann at 202-551-6262 with any other questions.



                                                           Sincerely,
FirstName LastNameRobert Ang, M.B.B.S.
                                                           Division of
Corporation Finance
Comapany NameVor Biopharma Inc.
                                                           Office of Life
Sciences
January 27, 2021 Page 2
cc:       Richard Segal, Esq.
FirstName LastName